August 19, 2022

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Jocom Holdings Corp.

Registration Statement on Form S-1

Filed June 27, 2022

File No. 333-265850

To the men and women of the SEC:

On behalf of Jocom Holdings Corp., (“we”, “us”, or the “Company”), are responding to comments addressed verbally to Mr. Sew Wen Chean, the Company’s Chief Executive Officer, with respect to the Company’s filing of its S-1 on June 27, 2022.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

SEC Comment(s) Analysis

1. Please update the financial statements and related sections throughout so that they are current.

Company Response: We have updated our financial statements and notes thereto, within the S-1 Registration Statement, through March 31, 2022. We are currently in the process of having our PCAOB Auditor review our financial statements, and notes thereto, for the period ending June 30, 2022.

 *We are not requesting acceleration but do acknowledge the following:

 -Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: August 19, 2022

/s/ Sew Wen Chean

Sew Wen Chean

Chief Executive Officer